UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 21)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        84,248,518
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                84,248,518

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

84,248,518

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.0%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,000,000
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                11,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,000,000

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

4.1%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 46426P103  Page 4 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bun Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        84,248,518
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                84,248,518

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

84,248,518

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.0%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 5 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        95,252,324
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                95,252,324

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

95,252,324

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

35.1%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 6 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        95,252,324
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                95,252,324

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

95,252,324

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

35.1%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 46426P103  Page 7 of 9 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

On August 18, 2008, the Company entered into the August
2008 Loan Agreement (the "August Loan Agreement") with
Alexander Finance, L.P. ("Alexander"). Under the terms of the August Loan Agreement, Alexander agreed to provide to the Company funding in the aggregate principal amount of up to $1.65 million. Also, the agreement reduced the amount of advances that may be made under the 2008 Loan Agreement to that amount advanced to date. The amount advanced to the Company under the August Loan Agreement is subject to the Company's request for funding, and is made at Alexander's sole discretion, from time to time, during the period commencing on the date hereof until August 1, 2010.
The indebtedness under the August Loan Agreement is evidenced by the Company's 9.5% Secured Convertible Note
("Convertible Note").  The Company issued a Convertible
Note to Alexander in the principal amount not to exceed
$1.65 million. Interest on the Convertible Note accrues at 9.5% per annum and the holder of the Convertible Note has the right to convert the principal amount under the Convertible Note, and all accrued but unpaid interest, at any time, in whole or in part, into shares of the Company's common stock at an original conversion price of $0.20 per share. On August 22, 2008, the Company requested to borrow
$550,000.00 under the August Loan Agreement from Alexander and such funding was made.

A copy of the August Loan Agreement and the Convertible
Note is attached to the Company's Report on Form 8-K filed on August 18, 2008.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, Alexander, if it converted its 5% convertible notes, 7% convertible notes and 9.5% convertible notes, would beneficially own
84,248,518 shares of Common Stock, representing approximately 31.0% of the outstanding shares of Common
Stock.  Grace beneficially owns 11,000,000 shares of Common
Stock, representing approximately 4.1% of the outstanding shares of Common Stock. As general partner of Grace and Alexander, Spurgeon may be deemed beneficial owner of 95,252,324 shares of Common Stock, or 35.1% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Alexander, Bun may be deemed beneficial owner of 84,248,518 shares of Common Stock, or 31.0% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and President of Bun, Whitmore may be deemed beneficial owner of 95,252,324 shares of Common Stock, or 35.1% of the outstanding shares of Common Stock.

Schedule 13D/A

CUSIP No. 46426P103  Page 8 of 9 Pages

(i) Alexander beneficially owns 37,064,846 shares of Common
Stock directly, $2,500,000 face amount of the Issuer's
5% Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 8,418,590 shares of Common Stock, $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due
August 1, 2009 ("7% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 36,015,082 shares of Common Stock, and $550,000 face amount of the Issuer's 9.5% Secured
Convertible Notes due August 1, 2010 ("9.5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 2,753,806 shares of Common Stock;

(ii) Grace beneficially owns 11,000,000 shares of Common
Stock directly;

(iii) Spurgeon beneficially owns indirectly as the general partner of Alexander and Grace 48,064,846 shares of Common Stock, $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 8,418,590 shares of Common Stock, $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due August
1, 2009 ("7% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 36,015,082 shares of Common Stock, and $550,000 face amount of the Issuer's 9.5% Secured Convertible Notes due
August 1, 2010 ("9.5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 2,753,806 shares of Common Stock;

(iv) Bun beneficially owns indirectly as the general partner of Alexander 37,064,846 shares of Common
Stock and $2,500,000 face amount of the Issuer's 5% Senior
Secured Convertible Notes due June 22, 2010 ("5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 8,418,590 shares of Common Stock, $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due August 1,
2009 ("7% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 36,015,082 shares of Common Stock, and $550,000 face amount of the Issuer's 9.5% Secured
Convertible Notes due August 1, 2010 ("9.5% Notes") which together with accrued interest through August 22, 2008 thereon, are presently convertible into 2,753,806 shares of Common Stock;

(v) Whitmore beneficially owns indirectly as the owner of
Bun and the general partner of Grace 48,064,846 shares of
Common Stock and $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through
August 22, 2008 thereon, are presently convertible into
8,418,590 shares of Common Stock, $6,361,705 face amount of
the Issuer's 7% Senior Secured Convertible Notes due August
1, 2009 ("7% Notes") which together with accrued interest
through August 22, 2008 thereon, are presently convertible
into 36,015,082 shares of Common Stock, and $550,000 face
amount of the Issuer's 9.5% Secured Convertible Notes due
August 1, 2010 ("9.5% Notes") which together with accrued
interest through August 22, 2008 thereon, are presently
convertible into 2,753,806 shares of Common Stock;
..

(c) The transactions effected by the Filers during the past sixty (60) days are set forth on Schedule A.

(d) No person other than the filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.
none

Schedule 13D/A

CUSIP No. 46426P103  Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008

Alexander Finance, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bun Partners, Inc.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  President

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

SCHEDULE A

TRANSACTION ACTIVITY FOR ISCO INTERNATIONAL, INC. EFFECTED
BY ALEXANDER FINANCE, LP FOR THE 60 DAYS ENDING AUGUST 22,
2008.

08/22/2008 The Company issued to Alexander $550,000 of 9.5%
Secured Convertible Notes due August 1, 2010 with a conversion price of $0.20.